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                                                                     EXHIBIT H.5

                               Nuveen Investments
                              333 West Wacker Drive
                                Chicago, IL 60606


                                 ________, 2002

[      ]
Managing Director, Equity Capital Markets
Salomon Smith Barney Inc.
388 Greenwich Street
New York, NY 10013

Dear [       ]:

          Reference is made to Nuveen Quality Preferred Income Fund 2 (the "Fund"). The Fund is currently offering to sell an aggregate of 4,800 shares of Series M, 4,800 shares of Series T, 4,800 shares of Series W, 4,800 shares of Series TH and 4,800 shares of Series F FundPreferred shares (TM) (the FundPreferred shares), par value $.01 per share, with a liquidation preference of $25,000 per share, through several underwriters. Such offering is referred to herein as the "Offering". You are acting as lead manager and representative (the "Representative") of the underwriters of the Offering and we are participating as a manager and underwriter of the Offering.

          We are requesting that we be able to offer certain broker-dealers the opportunity to participate as selling dealers in the Offering. This letter is to confirm our agreement with you as to the terms and conditions on which we may transact business (collectively, the "Nuveen Selected Dealers" and, individually, a "Nuveen Selected Dealer"):

     a. each Nuveen Selected Dealer to whom we offer to sell, or sell, FundPreferred shares shall have entered into a master selected dealer agreement ("Selected Dealer Agreement") with Nuveen, the form of which is attached hereto as Exhibit A;

     b. before offering to sell, or selling, FundPreferred shares to a Nuveen Selected Dealer, Nuveen will carry out such independent investigations as it deems necessary to determine that such dealer satisfies the criteria set forth in Section 6 of the Selected Dealer Agreement;

     c. we will act under and enforce each Selected Dealer Agreement only with your consent (which shall not be unreasonably withheld) or upon your instruction;

     d. we shall not allow any Nuveen Selected Dealer purchasing FundPreferred shares in an Offering a selling concession that is in an amount in excess of the maximum selling concession set by you for selected dealers for the Offering; and

     e. we agree upon instruction from you, subject to the other terms of the Offering, to pay for and purchase all FundPreferred shares that we reserve in the Offering, whether such FundPreferred shares are reserved by us for our own account or for the account of one or more Nuveen Selected Dealers, and we agree to make all purchases of FundPreferred shares in


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accordance with Master Agreement among Underwriters dated July 1, 1999 between the Representatives and Nuveen and the underwriting agreement for the Offering of such FundPreferred shares.

          If the foregoing correctly sets forth our understanding regarding the matters described herein, please so indicate by signing a copy of this letter where indicated below and returning the signed cop of this letter to us. For your convenience, a duplicate copy of this letter has been included.

                                           NUVEEN INVESTMENTS

                                           By   __________________________
                                                Name:
                                                Title:



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Acknowledged and agreed to as of this
__ day of ___, 2002 on behalf of themselves and, in respect of the Offering, the other underwriters of the Offering.

by: SALOMON SMITH BARNEY INC.

SALOMON SMITH BARNEY INC.,
as Representative of the Underwriters

By    __________________________
      Name:
      Title: